



06015002

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Tuesday, 11 July 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	10

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcement, please find the following announcement which was released by the Australian Stock Exchange –

1. Issue of Convertible Notes together with Appendix 3B, dated 7 July, 2006.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

RECEIVED
2006 JUL 11 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours sincerely
Irene Thompson

For

Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution this information or any information this facsimile may contain by anyone other than the addressee, is prohibited. If you have received this document in error, please advise BresaGen by telephone and then return it by mail to the address above. We shall refund in full your costs in doing so.


BresaGen

ASX Release: 7 July 2006

Issue of Convertible Notes

Agreement has been reached to issue up to 6 $100,000 convertible notes during July.

These convertible notes will be issued from the CBio Limited Convertible Note Facility. After the issue of the 6 Notes the CBio Limited facility will have 9 $100,000 Convertible Notes remaining. In addition there continues to be a 7 $100,000 Convertible Note facility with ATIF Limited

These notes convert at the higher of a 20% discount to the 90 day Volume Weighted Average Price or 5 cents.

One of these Convertible Notes have been issued and an appendix 3b follows.

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 $100,000 Convertible Note
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The note converts to shares at the note holders option. The notes must be redeemed or converted prior to 10 October 2009. The conversion price of the note is the higher of 20% discount to the 90 day volume weighted average price or 5 cents

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes	
5	Issue price or consideration	$100,000	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund operating working capital.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 July 2006	
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**+Class**
		142,716,557	Ordinary Shares
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**+Class**
		Refer attachment 1 1	Options $100,000 convertible note
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a.	